Exhibit 99.2

Zurich, July 9, 2003

Dear Shareholder,

I have enclosed for your information a copy of the Centerpulse Board’s report of July 8 on the offer by Zimmer Holdings, Inc., as required by Swiss Takeover Law.

You will notice that the Board has not made any recommendation at this time regarding the offer by Zimmer. We believe that it would be premature to do so given the current share-price for Centerpulse and market expectations.  In our deliberations we have concluded that a combination of Centerpulse with Zimmer or Smith & Nephew Group plc would better serve the long-term interests of shareholders rather than the continued independence of Centerpulse.  We believe that both are well run companies and a combination of Centerpulse with either of them will produce an industry leader.  However, at this stage,

•                       The offers differ considerably in respect of conditionality

•                       The value of the offers is subject to fluctuation due to changes in the respective bidders’ share prices and currency exchange rates, and

•                       It is possible that either one or both of the offers may be increased.

The Board will make a final recommendation and it is our intention to recommend the offer that constitutes the better value for Centerpulse’s shareholders. The Board will also make an effort to receive final offers as quickly as possible, so as to provide shareholders, employees and customers with clarity as to the future.

May I remind you that in the meantime Centerpulse shareholders are not required to take any action.

The offer period for the Zimmer offer opened on July 3 and will close on August 27, 2003.  The Smith and Nephew offer period will be extended to the same dates as the Zimmer offer – that is until August 27, 2003.

For your information, also attached is an indicative timetable of the next steps in the offer process.  Please note that the timetable is subject to further change.  I will write to you again in due course to update you on significant further developments.

If you have any questions, please also feel free to contact the Centerpulse Shareholder Helpline, telephone +41 (0) 848 372 436, Monday to Friday 8.30am to 5.30pm CET.

Yours sincerely,

/s/ Max Link

Max Link
Chairman of the Board and Chief Executive Officer

Indicative Timetable – Subject to Change

July 31, 2003	Latest day for a third party to launch an offer

August 18, 2003	Latest day for Smith & Nephew to amend its offer

August 27, 2003	End of both the Smith & Nephew and the Zimmer offer

(With the prior approval of the Swiss Takeover Board, both Smith & Nephew and Zimmer reserve the right to extend their offer periods beyond 40 days.)

August 28, 2003	Publication of the preliminary interim results of the offers by Smith & Nephew and Zimmer (press release)

September 2, 2003	Publication of the definitive interim results of the offers by Smith & Nephew and Zimmer (newspaper ads)

September 2, 2003	Start of the additional acceptance period of the successful offer

September 15, 2003	End of the additional acceptance period of the successful offer

September 16, 2003	Publication of the preliminary final results of the successful offer (press release)

September 19, 2003	Publication of the definitive final results of the successful offer (newspaper ads)

September 29, 2003	Settlement